ABK
1/23

Rec'd 1/11/08

08025263

SEC ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascendiant Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18881 Von Karman Avenue, Suite 1630
(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Diamos 404-303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Corbin & Company LLP
(Name – *if individual, state last, first, middle name*)

2603 Main Street, Suite 600	Irvine	California	92614
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 11 2008
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/25/08

OATH OR AFFIRMATION

I, ANTHONY DIAMOS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascendiant Securities, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENDIANT SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF ASCENDIANT CAPITAL GROUP, LLC)
SEC ID No. 8-66203

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULE

As of December 31, 2006

with

INDEPENDENT AUDITORS' REPORT THEREON

and

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING
CONTROL REQUIRED BY SEC RULE 17a-5

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

CORBIN & COMPANY LLP

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ascendiant Securities, LLC

We have audited the accompanying statement of financial condition of Ascendiant Securities, LLC (the "Company") (a wholly owned subsidiary of Ascendiant Capital Group, LLC) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Ascendiant Securities, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Corbin & Company, LLP

CORBIN & COMPANY, LLP

Irvine, California
February 27, 2007

2603 Main Street, Suite 600 • Irvine, California 92614 • Tel: (949) 756-2120 • Fax: (949) 756-9110

ASCENDIANT SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF ASCENDIANT CAPITAL GROUP, LLC)

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2006
Cash	$ 245,028
Investments in marketable securities	89,700
Deposits	696
	$ 335,424

LIABILITIES AND MEMBER'S CAPITAL	
Current liabilities:	
Accounts payable and accrued expenses	$ 15,950
Income taxes payable	6,000
Total current liabilities	21,950
Commitments and contingencies	
Member's capital:	
Member's capital	25,000
Retained earnings	288,474
Total member's capital	313,474
	$ 335,424

See independent auditors' report and accompanying notes to statement of financial condition

NOTE 1 – GENERAL

Ascendiant Securities, LLC (the "Company") was incorporated in the state of Nevada on August 19, 2003 and commenced operations on January 20, 2004. The Company is wholly owned by Ascendiant Capital Group, LLC ("ACG" or the "Parent").

The Company is registered with the Securities and Exchange Commission (the "Commission") as a broker/dealer in securities and is a member of the National Association of Securities Dealers (the "NASD"). The Company is exempt from the provisions of rule 15c3-3 (pursuant to paragraph k (2) (i) of such rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker/dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker/dealer, and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of revenue requirements for brokers and dealers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks, Uncertainties and Concentrations

Net Capital Requirements

The Company must maintain, at all times, minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as defined under Commission Rule 15c3-1, "Net Capital Requirements for Broker Dealers." As of December 31, 2006, the Company had net capital of $223,078, which was $218,078 in excess of the required minimum net capital, and had a ratio of aggregate indebtedness to net capital of 0.1 to 1 as of December 31, 2006.

Registration

The Company must register with state departments which govern compliance with securities laws in which it does business. The Company generates a substantial amount of revenues in the state of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Cash

At times, the Company may maintain cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") limits per customer per financial institution. At December 31, 2006, the Company has a cash balance of $112,174 that were in excess of the FDIC limits.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statement.

Investments in Marketable Securities

At December 31, 2006, the Company had investments in marketable securities having a carrying value of $89,700. Marketable securities are carried at their fair value, with unrealized gains and losses reflected in the statement of income. During the year ended December 31, 2006, the Company recognized unrealized losses related to the temporary write down in the carrying value of the securities of $39,900.

Income Taxes

All income and losses of the Company are passed through to the member and the member reports these on its individual income tax returns. There is no entity level tax for the Company for Federal purposes. The State of California imposes an $800 annual tax per year and a gross receipts fee based on the total income from all sources reportable to the state.

Liquidity and Risks

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations and from debt and equity financing to fund its operations. The Company has addressed the factors mentioned above by focusing on its business plan to increase its customer base. Management believes that this plan is sufficient to allow the Company to adequately fund its operations through at least February 28, 2008. In the event that additional funds are required, ACG has committed to provide such funding.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company is obligated to pay $400 monthly fees in the form of management fees to ACG for general and administrative support provided to the Company.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	As of December 31, 2006
Net capital:	
Total member's capital from statement of financial condition	$ 313,474
Deductions:	
Investments in marketable securities	(89,700)
Other unallowable assets	(696)
Net capital	223,078
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $21,950 or $5,000)	5,000
Excess net capital	$ 218,078
Aggregate indebtedness	$ 21,950
Ratio of aggregate indebtedness to net capital	0.1 to 1

NOTE - A reconciliation of the above net capital with the Company's corresponding unaudited Form X-17a-5, Part IIA is summarized as follows:

Net capital per computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	$ 223,078
Reconciling items:	
Miscellaneous adjustments to net income	-
Net capital per above	$ 223,078

CORBIN & COMPANY LLP

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Ascendiant Securities, LLC

In planning and performing our audit of the statement of financial condition of Ascendiant Securities, LLC (the "Company") as of December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by the rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2603 Main Street, Suite 600 • Irvine, California 92614 • Tel: (949) 756-2120 • Fax: (949) 756-9110

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Corbin & Company, LLP

CORBIN & COMPANY, LLP

Irvine, California
February 27, 2007

END